Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended March 31,	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$133	$128
Portion of rentals representing an interest factor	28	30
Total fixed charges	$161	$158

Earnings available for fixed charges:
Net income	$1,088	$957
Equity earnings net of distributions	(14)	(1)
Income taxes	671	588
Fixed charges	161	158
Earnings available for fixed charges	$1,906	$1,702

Ratio of earnings to fixed charges	11.8	10.8

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